Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-141425-02

August 14, 2007

Western Massachusetts Electric Company

Pricing Term Sheet

Issuer:	Western Massachusetts Electric Company
Security:	$40,000,000 6.70% Senior Notes, Series D, due 2037
Maturity:	August 15, 2037
Coupon:	6.70%
Price to Public:	99.527% of face amount
Yield to Maturity:	6.737%
Spread to Benchmark Treasury:	+175 basis points
Benchmark Treasury:	4.75% due February 15, 2037
Benchmark Treasury Price:	96-11+
Benchmark Treasury Yield:	4.987%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2008
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus 30 basis points
Settlement:	August 17, 2007
CUSIP:	958587 BG1
Ratings:	Baa2 by Moody’s Investors Service BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings
Sole Book-Running Manager:	Wachovia Capital Markets, LLC
Co-Managers:	TD Securities (USA) LLC Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC at 866-289-1262.